UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Lightning Marine, Inc.

(Name of small business issuer in its charter)

Nevada	3730	65-1135290
State of incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

4045 Ensenada Avenue Miami, Florida 33133 (954) 816-7455	4045 Ensenada Avenue Miami, Florida 33133 (954) 816-7455
Principal Executive Offices	Principal Place of Business

Corporate Services Group, LLC
723 South Casino Center Blvd., 2nd Floor
Las Vegas, Nevada 89101
(702) 474-7568
Name, address, and telephone number of agent for service

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	**400,000**	**$ 0.50**	**$ 200,000**	**$ 18.40**

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] ____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] ____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] ____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Disclosure alternative used (check one): Alternative 1 [ ] Alternative 2 [X]

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

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Lightning Marine, Inc.
Common Stock: 400,000 Shares

Lightning Marine, Inc. is offering 400,000 shares of common stock at a price of $0.50 per share. This is a direct public offering conducted by Lightning Marine, Inc. The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Lightning Marine, Inc. may extend this offering for an additional 90 days, solely at the discretion of the Lightning Marine, Inc.

_____

The date of this offering prospectus is May 5, 2002.

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This offering is being registered for sale in the State of Colorado

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Common Stock: 400,000 shares
Offering Price: $ 0.50 Per Share

	Price to Subscribers	Proceeds to Company
Per Unit	$ 0.50	$ 0.50
Total	$ 200,000	$ 200,000

The proceeds to Lightning Marine, Inc. are before deducting estimated costs of $10,000.00
for legal, accounting, promotion, printing, and other expenses incurred in this offering.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency, nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **Refer to Summary Information, Risk Factors and Dilution, page 4.**

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Table of Contents

This Offering Circular, together with Financial Statements and
other attachments consists of a total of 31 pages.

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Summary Information

Lightning Marine, Inc. is a manufacturing concern intending to design and build high performance inflatable boats, and related accessories for all facets of marine applications; yacht tenders, sport boats, work boats, emergency response vessels, racing boats, etc.

Lightning Marine intends to design, manufacture and sell catamaran style inflatable boats Manufacturing will be initially be out-sourced to established manufacturing concerns. Sales and distribution will be performed through agreements with established dealerships.

Lightning Marine intends to produce approximately 20 boats for placement in boat dealerships and to maintain an inventory of 5 additional boats to support initial sales. Proceeds from this offering will provide Lightning Marine with the capability to manufacture 20 - 30 boats for initial distribution and sales through boat dealerships. Future manufacturing and inventory quantities will be established based upon achieved sales and profits.

Risk Factors

1. *Lightning Marine, Inc. is a new company and. is an investment risk because of significantly limited operations to date.*
   Lightning Marine, Inc. was incorporated in the State of Nevada on July 27, 2001. Lightning Marine is in the development stage and has had significantly limited operations to date and has no historical basis to expect that sufficient revenues will be generated by the planned efforts. Lightning Marine, Inc. has no established basis to assure investors that business strategies will be successful.

2. *Investors could lose all or a substantial portion of their investment if the offering price arbitrarily determined by Lightning Marine, Inc. has been set too high, at a value greater than a market value that the shares can attain.*
   The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. Lightning Marine, Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for Lightning Marine's stock, the shares will attain market values commensurate with the offering price.

3. *Lightning Marine, Inc. may not realize sufficient or timely sales from this offering to fully or efficiently implement its business plan, as Lightning Marine is offering shares on direct participation basis, rather then using the experience of a dealer-broker.*
   Lightning Marine, Inc. is offering shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered shares. No assurance can be given that any or all of the shares will be sold. Lightning Marine, Inc. does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares.

4. *Lightning Marine, Inc. may register this offering in one or only a few states. Many states will require registration of these securities in order to sell to its citizens. This limited state registration will limit the number of potential purchasers negatively effecting the companies ability to sell this offering.*
Lightning Marine, Inc. will initially register its securities for sale in the State of Colorado, and intends to register in additional states if necessary to complete this offering. The securities will likely not be considered a "covered" security, so state registration is required in many states for initial sales from the issuer. Lightning Marine may have to register the offering in other states to sell a sufficient amount of this offering to implement the current business plan. Each additional state registration will add costs and time delays to this offering.

5. *Lightning Marine, Inc. may not be able to develop sufficient interest in its stock to create a stable market. – Investors will be subject to probable price fluctuations or no market for these securities may develop and investors would be unable to sell their securities.*
Lightning Marine, Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

Dilution

Net Tangible Book Value

Lightning Marine, Inc.'s current net tangible book value is $14,068 or $0.007 per share. Giving effect to the sale by Lightning Marine, Inc. of all offered shares at the public offering price, the net tangible book value of the company would be $204,068 or $0.08 per share which results in dilution to the new shareholders of $0.42 per share.

The following reflects dilution to the new shareholders based upon maximum and nominal sales of shares at the offering price of $0.50 per share.

	Maximum (400,000) Shares Sold	50% (200,000) Shares Sold
Net tangible book value	$ 204,068.00	$ 104,068.00
Per share value	$ 0.08	$ 0.04
Dilution to new shareholders	$ 0.42	$ 0.46

Founder's Shares

Lightning Marine has authorized 25,000,000 shares, 2,140,000 of which are issued and outstanding. Founders and directors hold 2,000,000 shares, all shares issued as founder's shares at 0.001 par value.

Name	Relationship	Date	Number of Shares
Jay S. Greenbaum	President	8/01	1,000,000
Jeffrey H. Mackay	Secretary/Treasurer	8/01	1,000,000

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Post-Offering Ownership and Value of Lightning Marine, Inc.

Investors in this offering, assuming all shares offered are sold, will have a percentage of 16% of the outstanding shares of Lightning Marine, Inc.

The management of Lightning Marine, Inc. is implicitly attributing a post-offering value of $1,270,000 to Lightning Marine, Inc., based upon 2,540,000 shares outstanding at the offering price value of $.050 per share.

>Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.

Capitalization

The following table indicates the capitalization of Lightning Marine, Inc. as of the most recent balance sheet and as adjusted to reflect the sale of all securities in this offering and the use of proceeds therefrom.

	Amount Outstanding Month 31, 2002
Debt:	
Short-term debt	$ 0
Long-term debt	$ 0
Total debt	$ 0
Stockholders equity (deficit):	
Preferred stock	$ 0
Common stock, $ 0.001 par value	$ 2,140
Additional paid-in capital	$ 13,860
Deficit accumulated in development stage	$ 964
Retained earnings (deficit)	$ 0
Total stockholder's equity	$ 15,036
Total Capitalization	$ 15,036

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 25,000,000
Par or stated value per share, if any: $ 0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

Plan of Distribution

Lightning Marine, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Lightning Marine, or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 8.

Lightning Marine will offer its securities through Jay S. Greenbaum, President of Lightning Marine, Inc. and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Name: Jay S. Greenbaum, President
Address: 4045 Ensenada Avenue
                     Miami, Florida 33133
Telephone: (954) 816-7455

Although Mr. Greenbaum is an associated person of Lightning Marine as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

The president will not be compensated for his participation in the sale of Lightning Marine, Inc.'s securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

The president is not an associated person of a broker or dealer at the time of participation in the sale of Lightning Marine, Inc.'s securities.

The president will restrict his participation to the following activities:

Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, Lightning Marine, Inc. for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

Lightning Marine, Inc., or any of its principals, will _not_ use selling agents or finders for the selling of securities. No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Lightning Marine, Inc., or any of its principals.

Lightning Marine, Inc. is not limiting this offering to any special group or number of individuals,   nor is the offering subject to any other limitations.

There is no minimum proceeds set for this offering. All funds received in this offering will be deposited directly into the corporate general account. No escrow account is required, as would be required if a minimum proceeds had been set for this offering.

USE OF PROCEEDS TO ISSUER

The following table sets forth the use of proceeds from this offering based upon the sale of all securities in the offering and, shown for comparative value, the use of proceeds based upon the sale of 1/2 of the securities being offered.

	Maximum* Offering Amount	Percent	50%* Offering Amount	Percent
Total Proceeds	$200,000	100	$100,000	100
Less: Offering Expenses				
Transfer Agent Fee	$1,000	0.5	$1,000	1.0
Printing Cost	$1,000	0.5	$1,000	1.0
Legal Fees	$5,000	2.5	$5,000	5.0
Accounting Fees	$1,000	0.5	$1,000	0.5
State Registration Fees	$2,000	1.0	$2,000	2.0
Net Proceeds from Offering	$190,000	95.0	$90,000	90.0
Use of Net Proceeds				
Manufacturing/Materials	$70,000	35.0	$50,000	50.0
Advertising and Promotion	$30,000	15.0	$20,000	20.0
Operational costs	$20,000	10.0	$10,000	10.0
Inventory	$20,000	10.0	$10,000	10.0
Manufacturing/Materials Reserves	$20,000	10.0	$0	0
Operational Reserves	$20,000	10.0	$0	0
Total Use of Net Proceeds	$190,000	95.0	$90,000	90.0
Total Proceeds	$200,000	100%	$100,000	100%

*

Offering Amount	Definition
Maximum	All common stock offered; 400,000 shares are sold through the offering.
50% Offering	50% of common stock offered; 200,000 shares are sold through the offering.

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

Potential investors are advised there can be no assurance that any proceeds will be realized from this offering.

Lightning Marine, Inc. will use the proceeds of this offering, as set forth preceding for the sale of all securities in the offering, in the order of priority as follows:

Transfer Agent
Printing Costs
Legal Fees
Accounting Fees

Manufacturing/Materials
Advertising and Promotion
Miscellaneous operational costs
Reserves

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

Lightning Marine, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. As presented in the preceding Use of Proceeds table, approximately 10% of the proceeds are intended for use to maintain a product inventory.

Lightning Marine, Inc. does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of Lightning Marine or their associates.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the company's business and operations, would be adequate.

DESCRIPTION OF BUSINESS

Corporate Information

Corporate name:	Lightning Marine, Inc.
State and date of incorporation:	Nevada; July 27, 2001
Street address of principal office:	4045 Ensenada Avenue
	Miami, Florida 33133
Company telephone number:	(954) 816-7455
Fiscal year:	June 30th
Person(s) to contact at Company with respect to offering:	Jay S. Greenbaum
	President, Lightning Marine, Inc.
	(954) 816-7455

Business, Products and Services

Lightning Marine, Inc. is a manufacturing concern intending to design and build high performance inflatable boats, and related accessories for all facets of marine applications; yacht tenders, sport boats, work boats, emergency response vessels, racing boats, etc.

Lightning Marine intends to design, manufacture and sell catamaran style inflatable boats. The Lightning Marine product will utilize a "tunnel hull" design; unlike conventional V-shaped boat hulls, the tunnel hull consists of one tube at the each extreme edge of the boat's width and thereby creates a tunnel between the two exterior tubes, comparatively referred to as a catamaran design. Lightning Marine will work to improve the concept of "tunnel hull" design through product feedback, testing and general application.

Lightning Marine, Inc. will design, market, and provide maintenance support for the boats and related accessories. Manufacturing will be initially be out-sourced to established manufacturing concerns. Sales and distribution will be performed through agreements with established dealerships. No formal agreements are currently in place with any dealer or component manufacturer.

The Lightning Marine inflatable boat product is currently in the prototype stage. A prototype has been designed and constructed. Two steps remain in the prototype stage; water testing and prototype adjustments. Lightning Marine is currently active in, water testing and prototype adjustments; which is expected to be completed in approximately three months. Prototype development was conducted and funded independently from this offering, through a private offering where the company raised $14,000 through the sale of its common stock. Lightning Marine Inc. does not expect to use any material amount of resources realized from this offering to complete the prototype.

As prototype development continues, Lightning Marine will begin establishing agreements with selected manufacturing firms, and develop consignment or wholesale agreements with selected and established boat dealers. Lightning Marine intends to produce approximately 20 boats for placement in boat dealerships and conduct marketing through boat shows, trade publications and advertisements. Lighting Marine further intends to maintain an inventory of 5 additional boats to support initial sales. Proceeds from this offering will provide Lightning Marine with the capability to manufacture 20 - 30 boats for initial distribution and sales through boat dealerships. Future manufacturing and inventory quantities will be established based upon achieved sales and profits.

The Industry

Lightning Marine will compete in the marine industry. Although competition exists from a number of sources; the recognized brand names may be considered our most worthy competitors. The marine industry comprises a broad realm of products and, currently, no major brand company produces a parallel or similar product to the Lightning Marine "tunnel hull" inflatable boat. Effectively competing in the marine industry will involve the promotion and marketing of the inflatable boat as an alternative to conventionally designed boats provided by the competition. And, then marketing the Lightning Marine "tunnel hull" inflatable boat as the best choice amongst inflatable boats available.

The Lightning Marine "tunnel hull" inflatable boat is expected to wholesale at approximately $6,000 to $7,000 each (boat only). It is the intention to have the initial 16 foot boat rigged with a suggested engine and accessory package retail in the $12,000 to $15,000 range.

Lightning Marine, Inc. has identified a catamaran style rigid hull inflatable being promoted in the United States through Nautica International, Inc. They offer a 20 and 24 foot rescue version in the $30,000 to $45,000 price range.

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

Marketing Strategies

Lightning Marine, Inc. will implement a marketing strategy that continues and expands plans in effect and used in the industry for marketing existing brands of inflatable boats. Through the prior and continued involvement in the marine industry, Lightning Marine, Inc., through its' President has established a number of relationships and contacts. The Lightning Marine marketing plan will be composed of five primary areas; product introduction to the industry distribution channels, establishing dealers, dealer support, public awareness, and developing new markets.

Advertisements will be place in selected publications and promotional media. Press release will be distributed to all respective media prior to product release, and continued as development and new prototypes may evolve. Products will be introduced through trade shows. Editorials by major industry publications, direct mail, the Internet, and interactive computer disk will highlight product awareness to the dealer and consumer.

Lightning Marine, Inc. is a newly formed company with a limited operating history and does not have a backlog of written firm orders for products or services as of a recent date, nor does Lightning Marine have an operational background or history which would provide for a comparative backlog for such products or services.

Employees

The following table indicates the present number of employees of Lightning Marine, Inc. and the number of employees Lightning Marine anticipates having within the next twelve months, shown by type of employee.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	1	2
Operations	1	1
Clerical	0	1
TOTAL	2	4

NOTE: The current employees are the officers of the company.

None of Lightning Marine, Inc.'s employees are subject to collective bargaining agreements.

Lightning Marine does not currently have any supplemental benefits or incentive agreements with any of its employees.

Subsidiaries, Proprietary Information, and Regulations

Lightning Marine, Inc. has no subsidiaries.

Lightning Marine, Inc. is currently not dependent upon patents, copyrights, trade secrets, or other proprietary information. Depending upon those concepts and designs found during prototype development and prototype refinements, Lightning Marine, Inc. may seek specific patents to protect product design and concept.

Lightning Marine, Inc. has expended no significant amounts for research and development since its inception in July of 2001. Product design and computer modeling has been performed by the President of Lighting Marine.

Lightning Marine, Inc. business and products are not subject to material regulation, including environmental regulation, by any federal, state, or local government agency. Lightning Marine does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of Lightning Marine, Inc. as to material and/or environmental regulation.

Twelve Month Financial and Business Projections

Lightning Marine, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the company to make payments. Lightning Marine is not subject to any unsatisfied judgements, liens or settlement obligations.

Lightning Marine's basis for not anticipating cash flow problems in the next 12 months include; a current extremely low overhead, no debt and cash sufficient to satisfy current obligations. Also, the business plan utilizes established boat dealerships for sales and distribution in a manner that minimizes cash requirements for product sales.

If additional funding should be required, a restructured offering of securities may be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Lightning Marine may invest additional cash into Lightning Marine if needed; however, no officer of Lightning Marine has entered into any agreement, formal or informal, to invest additional cash.

Lightning Marine, Inc. was incorporated in the State of Nevada on July 27, 2001. Over the next 12 months of operations, Lightning Marine intends to validate its business model, complete and see to production its boat design, and produce through agreements with established boat manufacturers and dealerships the manufacture and sale of twenty boats.

The following specifies the events which Lightning Marine, Inc.'s management believes should occur within the indicated timeframe, number of months after receipt of proceeds, to create revenues:

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Prototype development	3 months	Prototype development is currently in its final phase of implementation; water testing and prototype adjustments. The remaining cost of prototype development is estimated at less than $5,000; no amount of proceeds from this offering are intended for prototype development.
Manufacturing	6 months	Includes selection and agreements with established boat manufacturers and boat dealers. Following the completion of prototype development, production molds and tube manufacturing processes will be finalized. Lightning Marine will be involved with each step of the manufacturing process to ensure quality control. Manufacturing and materials will be funded by $70,000 from the offering's proceeds.
Marketing	12 months	Advertisements in selected publications and media promotions, trade show participation, and direct mail marketing will begin during prototype development and continue as the boats are produced. Marketing and promotion will use $30,000 from the proceeds of this offering.

The following lists, in chronological order, the events that should occur in order for Lightning Marine to be positioned to become profitable. For each event, probable consequences due to delays in the achievement of the event are stated, the anticipated effect of the delay upon liquidity, the ability to generate adequate cash to meet the needs for cash, in view of operating cost at the time of the event is also explained.

Prototype development
> Prototype development must complete before the business plan can be implemented. Delays in completing prototype development precludes an ability to market or produce the boat product, and, subsequently extends implementation of these events. No impact to Lightning Marine's liquidity will occur, as prototype development is funded other than through offering proceeds.

Manufacturing
> Manufacturing and dealership agreements must be established; and manufacturing started as planned. A delay in initiating the manufacturing process will have less impact upon Lightning Marine then a delay encountered during the manufacturing process, where labor and material costs have been incurred and recovery through sales will be delayed. Operational costs include subcontractor expenditure and will impact liquidity if delays are experienced.

Marketing
> A delay in the completion of initial marketing and promotion for the boat products may affect subsequent sales; as either the industry, dealers, and consumers will be inadequately aware of product being offered. Manufacturing and operational costs will have occurred, and sales could be impacted if marketing and promotional work is not completed as planned. Lightning Marine's liquidity will be affected if sales are impacted and significantly lag product manufacturing .

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

Miscellaneous Factors

Lightning Marine, Inc. is not aware of any additional or miscellaneous factors, either adverse of or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this offering circular.

DESCRIPTION OF PROPERTY

The registered office of this corporation is in the State of Nevada. The corporation may also have offices at such other places both within and without the State of Colorado as the Board of Directors may determine or the business of the corporation may require.

The principal offices of Lightning Marine, Inc. are in Miami, Florida, and are currently being provided by the President of Lightning Marine. Inc.

Directors, Executive Officers and Significant Employees

Chief Executive Officer

> Name: Jay S. Greenbaum   Age: 52
> Office Street Address: 4045 Ensenada Avenue
>   Miami, Florida 33133
> Telephone: (954) 816-7455

Jay S. Greenbaum is the principal partner of HydroEye Marketing, a Miami, Florida based photography and marketing firm. Mr. Greenbaum brings to this venture much knowledge and experience in the boating field. While taking courses in marine biology/oceanography, and general business administration in college he started a part time marine service business. Later that business was expanded to a full service marine facility catering to the performance boating industry. Hot Boat Alley built and installed performance-enhancing products to support serious racing enthusiasts. In November of 1995 HydroEye Marketing took on marketing the Thunderduck S.A., line of inflatable boats. Mr. Greenbaum's efforts were a major contributing factor in the new APBA racing rules for inflatable boats. Resulting from the new race venue, HydroEye had taken a big step in gaining consumer recognition of the "tunnel hull" inflatable boat concept. Mr. Grennbaum's contacts in and knowledge of the industry are quite extensive. He brings a high level of business expertise, engineering knowledge, and promotional know-how to this venture.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
HydroEye Marketing	Principal Partner	1980 - Present
	Responsibilities: Oversee daily operation, client contact, project development and completion, quality control.	
GoldCoast Waterpolo Club	Coach, Director	May 2000 - Present
	Responsibilities: Oversee daily operation, coach athletes, coordinate National athlete development program for USWP, National organizing body for Waterpolo.	
Lightning Marine Inc.	President	July 2001 - Present
	Responsibilities: Develop prototype, set-up supplier contacts, promote product to industry contacts, prepare for production, develop marketing strategy.	

Education:

Mr. Greenbaum studied at the Cal Poly, Pomona 1969-1971 and the University of Miami, 1971-1974 with no formal degrees conferred.

Mr. Jay S. Greenbaum is also a director of Lightning Marine, Inc.
Indicate amount of time to be spent on Company matters if less than full time: 60%

Mr. Greenbaum will balance his efforts between Lightning Marine, HydroEye, and GoldCoast Waterpolo until such time as Lightning Marine requires his full time participation.

Chief Operating Officer

Lightning Marine, Inc. does not currently have designated a Chief Operating Officer. Mr. Jay S. Greenbaum, President and Mr. Jeffrey H. Mackay, Secretary and Treasurer will share operational duties.

Chief Financial Officer

       Name: Jeffrey H. Mackay   Age: 37
       Office Street Address: 4045 Ensenada Avenue
                       Miami, Florida 33133
          Telephone: (954) 816-7455

Jeffrey H. Mackay is an Attorney-at-Law licensed in the State of California and with an exclusive practice in Securities Law. Mr. Mackay also has a background in employee and resource management, production planning, and financial management through a number of positions held in the engineering, technical and manufacturing fields. He has an extensive knowledge of computer, electronic, and mechanical systems. Mr. Mackay's legal and technical expertise brings to Lightning Marine both management and operational skills.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
Self-Employed	Attorney-at-Law	7/99 - Present

Responsibilities: Exclusive practice in Securities Law. Primarily focused on the preparation and submission of various registration statements to the Securities and Exchange Commission; providing assistance with periodic and current reporting for public companies. EDGAR conversion and submission provided in HTML and PDF formats.

Lightning Marine, Inc.	Secretary/Treasurer	7/01 - Present

Responsibilities: Management and operational responsibilities in the formation and development of a boat design and manufacturing venture.

Self-Employed	Self-Employed	9/97 - 7/99

Responsibilities: Legal document drafting and research for Securities, Civil, Criminal, Family and Bankruptcy attorneys. Development and marketing for new business ventures.

None	Law Student	8/94 - 9/97

Show Biz Pizza Time Inc.	Operations Manager	5/93 to 8/94

Responsibilities: Management of 50+ employees in a dynamic environment. Inclusive of shift management, employee development, cost control, P&L responsibility and planned management of resources toward business goals. Hands-on involvement in all aspects of restaurant operation.

Employer	Title	Dates of Position
Vicro Inc.	General Manager	7/01 - Present

Responsibilities: All management functions related to the operation of a small business devoted to the manufacture of commercial and military Aerospace components.

General Dynamics	Quality Engineer	2/89 to 3/91

Responsibilities: Air Defense Systems. Technical Engineering support for Quality Control management and support staff. Analyze, develop and administrate management procedures for Quality Programs with special emphasis on Military specification conformance in a manner consistent with Total Quality Management practices. Liaison duties between test systems design and NATO second source missile manufacturer. Departmental capital budget responsibilities.

General Dynamics	Elect/Mech Technician	8/87 to 2/89

Responsibilities: Air Defense Systems. Missile test systems support of all DoD programs. Maintenance and repair of all missile test system. Isolate system failures, repair, calibrate, and maintain a variety of electronic, mechanical, hydraulic and pneumatic systems. Experience with high-pressure gas, high vacuum, laser and radioactive systems. Experience with Hybrid microelectronic manufacturing and testing techniques.

Education:

Degree	School	Date
Juris Doctor	Thomas Jefferson School of Law; w/ Certificate in International Legal Process	August 1997
Bachelor of Science (Pending)	University of Redlands; Business Administration and Management	June 1992 (program completed)
Associate Science	Riverside Community College	June 1990

Mr. Jeffrey H. Mackay is also a director of Lightning Marine, Inc.
Indicate amount of time to be spent on Company matters if less than full time: 20%

Mr. Mackay will balance his efforts between Lightning Marine and his Law Practice.

Other Key Personnel

Lightning Marine, Inc. has no additional key personnel at this time.

Directors

Name	Age	Position	Period of Service
Jay S. Greenbaum	52	President, CEO	Since inception 07/27/01
Jeffrey H. Mackay	37	Secretary/Treasurer	Since inception 07/27/01

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of Lightning Marine, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

Lightning Marine, Inc. has no other Directors other than those previously described.

No non-compete or non-disclosure agreements exist between the management of Lightning Marine and any prior or current employer.

Lightning Marine, Inc. is highly dependent on the availability of services from personnel in specific operational assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with Lightning Marine, Inc. No specific arrangements with any personnel have been made, or are presently contemplated.

All key personnel are employees of Lightning Marine, Inc.

Lightning Marine, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

The directors of Lightning Marine are aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of Lightning Marine, Inc.

None of the Officers, Directors, key personnel or principal stockholders of Lightning Marine, Inc. are related by blood or marriage.

Lightning Marine, Inc. has not, nor proposes to do so in the future, made loans to any of its officers, directors, key personnel, 10% stockholders, relatives thereof, or controllable entities. No loans of any kind are currently contemplated between Lightning Marine, Inc. and any officer or director.

None of Lightning Marine, Inc.'s officers, directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to Lightning Marine, Inc.

The officers and directors of Lightning Marine, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon Lightning Marine' business, financial condition, or operations, including any such litigation or action involving Lightning Marine's officers, directors, or other key personnel.

REMUNERATION OF DIRECTORS AND OFFICERS

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of Lightning Marine, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Lightning Marine, Inc.

No employment agreements currently exist or are contemplated until Lightning Marine, Inc. is profitable.

Security Ownership of Management and Certain Security Holders

Lightning Marine, Inc. is incorporated under the laws of the state of Nevada. Lightning Marine has authorized 25,000,000 shares, 2,140,000 of which are issued and outstanding. Founders and directors hold 2,000,000 shares, and no other shareholder owns more than 10% of the remaining shares currently outstanding. Including founders and directors, Lightning Marine has a total of 8 shareholders as of March 31, 2002.

Name	Class of Shares	Number of Shares	Average Price Per Share	% of Total Outstanding
Jay S. Greenbaum	Common Stock	1,000,000	$ 0.001	46.7
Jeffrey H. Mackay	Common Stock	1,000,000	$ 0.001	46.7

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 2,000,000 shares (93.4% of total outstanding)

After offering: a) Assuming minimum securities sold: 2,000,000 shares (93.4% of total outstanding)
(There is no minimum proceeds set for this offering, assumption is zero sold.)

b) Assuming maximum securities sold: 2,000,000 shares (78.7% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

All presently outstanding shares were issued to officers of Lightning Marine, Inc. or close investors subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued are subject to a minimum one-year restriction on resale.

There are no other outstanding shares.

No security holders of Lightning Marine, Inc. are offering securities as a part of this offering.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None

SECURITIES BEING OFFERED

The securities being offered hereby are common stock.

These securities have:

	Yes	No	
		X	Cumulative voting rights
		X	Other special voting rights
		X	Preemptive rights to purchase in new issues of shares
		X	Preference as to dividends or interest
		X	Preference upon liquidation
		X	Other special rights or preferences (specify): _____

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and Bylaws of Lightning Marine, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

Lightning Marine, Inc. is offering 400,000 shares of common stock. Lightning Marine, Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends. Current amount of assets available for payment of dividends: $11,526 as of March 31, 2002. Lightning Marine, Inc. has not since inception paid dividends, made distributions upon its stock or redeemed any securities.

The securities are not convertible. The securities are not notes or other type of debt securities, preference or preferred stock.

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

SIGNIFICANT PARTIES

Directors

Name	Business Address	Residential Address
Jay S. Greenbaum	4045 Ensenada Avenue Miami, Florida 33133 (954) 816-7455	4045 Ensenada Avenue Miami, Florida 33133
Jeffrey H. Mackay	4045 Ensenada Avenue Miami, Florida 33133 (954) 816-7455	On file at the corporate offices. Available upon written request.

Underwriters

Should Lightning Marine, Inc. seek the services of a broker-dealer in connection with this offering, Lightning Marine, Inc. will amend this registration statement by post-effective amendment. A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Lightning Marine, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Lightning Marine, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Lightning Marine, Inc.

LEGAL PROCEEDINGS

Lightning Marine, Inc. has never been in bankruptcy, receivership or any similar legal proceeding, and is not subject to any pending legal proceedings. Lightning Marine is not aware of any threatened legal proceedings. The foregoing is also true with respect to each officer, director and control shareholder as well as any entity owned by any officer, director and control shareholder, over the last five years.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Lightning Marine, Inc. has never had nor anticipates having any disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Lightning Marine, Inc..

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS

Contents

Independent Auditors' Report

Jonathon P. Reuben, CPA
An Accountancy Corporation
23440 Hawthorne Blvd. Suite 270
Torrance, California 90505
(310) 378-3609

Board of Directors
Lightning Marine, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Lightning Marine, Inc. (A Development Stage Company) as of March 31, 2002, and the related statements of operations, cash flows, and stockholders' equity for the period from the Company's inception (July 27, 2001) through March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lightning Marine, Inc. as of March 31, 2002, and the related statements of operations, cash flows, and stockholders' equity for the period from the Company's inception (July 27, 2001) through March 31, 2002, in conformity with generally accepted accounting principles.

/s/ Jonathon P. Reuben CPA

Jonathon P. Reuben,
Certified Public Accountant
April 24, 2002

Lightning Marine, Inc.
(A Development Stage Company)
BALANCE SHEETS

	March 31, 2002
Assets	
Current Assets	
Cash and cash equivalents	$ 11,536
Total Current Assets	11,536
Property and Equipment	
Prototype	2,500
Other Assets	
Deferred operating costs	1,000
Total Assets	$ 14,068
Liabilities and Stockholders' Equity	
Total Liabilities	-
Stockholders' Equity	
Common Stock, authorized 25,000,000 shares, par value $.001 per share; issued and outstanding as of March 31, 2002	2,140
Additional paid-in capital	13,860
Deficit accumulated during development stage	(964)
Total Stockholders' Equity	15,036
Total Liabilities and Stockholders' Equity	$ 15,036

The accompanying notes are an integral part of the financial statements. Page F-3

Lightning Marine, Inc.
(A Development Stage Company)
STATEMENT OF OPERATIONS

	From Inception (July 27, 2001) Through March 31, 2002
Income	$ -
Operating expenses	(964)
Net loss	$ (964)
Basic loss per share:	
Loss from operation	$ (0.00)
Basic weighted average shares outstanding	$ 2,087,535

The accompanying notes are an integral part of the financial statements.   Page F-4

Lightning Marine, Inc.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM THE COMPANY'S INCEPTION (JULY 27, 2001) THROUGH MARCH 31, 2002

| | Common Stock | | Paid-In | Deficit Accumulated During the Development |
	Shares	Amount	Capital	Stage
Shares issued for cash - August 2001	110,000	$ 110	$ -	$ -
Shares issued for services - August 2001	890,000	$ 890	$ -	$ -
Shares issued for prototype - August 2001	1,000,000	$ 1,000	$ -	$ -
Shares issued for cash - October 2001	50,000	$ 50	$ 4,950	$ -
Shares issued for cash - November 2001	25,000	$ 25	$ 2,475	$ -
Shares issued for cash - December 2001	65,000	$ 65	$ 6,435	$ -
Net loss from inception through March 31, 2002	-	-	-	(964)
Balance - March 31, 2002	2,140,000	$ 2,140	$ 13,860	$ (964)

The accompanying notes are an integral part of the financial statements.   Page F-5

Lightning Marine, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

	From Inception (July 27, 2001) Through March 31, 2002
Cash Flows from Operating Activities	
Net loss	$ (964)
Adjustments to reconcile net loss to net cash used in operating activities:	
Legal services in incorporation	890
Net cash used in operating activities	(74)
Cash Flows from Investing Activities	
Costs incurred in prototype development	(1,500)
Net cash provided by (used in) investing activities	(1,500)
Cash Flows from Financing Activities	
Gross proceeds from private offerings	14,110
Deferred offering costs	(1,000)
Net cash provided by (used in) financing activities	(13,110)
Net increase (decrease) in cash and cash equivalents	$ 11,536
Cash and cash equivalents - beginning of period	$ -

The accompanying notes are an integral part of the financial statements.

Lightning Marine, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

SUPPLEMENTAL SCHEDULES TO STATEMENT OF CASH FLOWS:

	From Inception (July 27, 2001) Through March 31, 2002
Cash Flows from Operating Activities	
Cash Paid During Year For:	
Income Taxes	$ -
Interest	$ -

Non-cash Investing and Financing Supplemental Information

In August 2001, the Company issued 1,000,000 shares of common stock to its President in exchange for receiving the incomplete prototype of the inflatable boat that the Company plans to mass produce and sale to the general public.

Note 1 - Organization

Lightning Marine, Inc. (the "Company") was incorporated in Nevada on July 27, 2002, for the purpose of designing, producing, and marketing a line of inflatable boats and other marine products to the general public.

The Company is in the development stage, as defined in FASB Statement 7. The Company has not paid any dividends and dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors.

Note 2 - Summary of Significant Accounting Policies

a. Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and for income tax reporting purposes.

b. Net Loss Per Share

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period.

c. Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d. Issuances Involving Non-cash Consideration

All issuances of the Company's stock for non-cash consideration have been assigned a dollar amount equaling either the market value of the shares issued or the value of consideration received, whichever is more readably determinable. The majority of the non-cash consideration received pertains to consulting services rendered by consultants and others.

e. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

f. Fair Value of Financial Instruments

As of March 31, 2002, the Company had financial instruments consisting of cash equivalents and a loan receivable . The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their cost bases.

g. Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

h. Revenue Recognition

The Company recognizes income at the time the sale of its product is consulated and title to the respective property shifts to the buyer.

Note 3 - Issuance of Common Stock

Through private placement offerings, the Company received $14,000 through the issuance of 140,000 shares of its common stock. The Company also issued 1,000,000 shares to its President in exchange for the uncompleted prototype of the Company's first product. The Company valued the prototype received at $1,000, the par value of the shares issued. The Company issued 1,000,000 shares to its Secretary/Treasurer in exchange for $110 and legal services rendered by this individual in incorporating the Company. The Company valued this service at $890 and includes actual fees incurred by this individual in the incorporation.

Note 5 - Related Party Transactions

The Company operates out of the offices of the Company's Secretary at no cost to the Company.

Note 6 - Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 ("FASB 109").

FASB 109 uses the asset and liability method to account for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

As of March 31, 2002, the Company has unused operating loss carryforwards, which may provide future tax benefits in the amount of $964 that expires in 2022.

An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize.

Page F-9

Lightning Marine, Inc.

Common Stock: 400,000 Shares

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Lightning Marine, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to Lightning Marine or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Nevada Corporate Code, or any Nevada State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Lightning Marine, Inc. will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of Lightning Marine, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Lightning Marine, Inc..

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of the expenses of this offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000	0.5%
Printing Costs	$ 1,000	0.5%
Legal Fees	$ 5,000	2.5%
Accounting Fees	$ 1,000	0.5%
State Registration Fees	$ 2,000	1.0%
Total	$ 10,000	5.0%

*Percent - Indicates percentage of proceeds from offering used, assuming maximum subscriptions.

No securities are being registered for sale by security holders.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    a. Include any prospectus required by section 10(a)(3) of the Securities Act;
    b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

2,000,000 outstanding shares were issued to officers of Lightning Marine, Inc. and were not previously registered with the Securities and Exchange Commission in connection with any other offering. 140,000 shares were sold through a private placement offering with the Company receiving $14,000 for the sale of this common stock. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

Exemptions being non-exclusive the following factors are relevant:

An aggregate of only $14,000 was sold in the private offering and no prior offerings have been made by the company.; The offering was sold to a total of six (6) investors.; No commissions were paid.; No advertisements were made.; Each purchaser had adequate access to company information.; The securities are restricted pursuant to Rule 144

There are no other outstanding shares.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Charter and By-Laws		
	(i) Charter	A1	37
	Articles of Incorporation	A2	38
	(ii) By-Laws	B1 - B8	39 - 46
(3)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(ii) - By-Laws	
(10)	Consents		
	(i) Consent of Accountant	E1	47
	(ii) Consent of Attorney	E2	48
(11)	Opinion re: Legality	E3	49

DESCRIPTION OF EXHIBITS

(2)	(i) Charter	Corporate Charter of Lightning Marine, Inc. and Articles of Incorporation of Lightning Marine, Inc., a Nevada corporation, as filed July 27, 2001.
	(ii) By-Laws	By-Laws of Lightning Marine, Inc.
(3)	Instruments defining the rights of security holders	Included by reference, that portion(s) of Articles of Incorporation and By-Laws stating specified security holders rights.
(10)	Consents	
	(i) Consent of Accountant	The written consents of the accountant and attorney, whereby as to
	(ii) Consent of Attorney	profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(11)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of___Miami___; State of _____Florida_____;

on   May 5, 2002

REGISTRANT: Lightning Marine, Inc.

                                                By: /s/   Jay S. Greenbaum, President
                                                        Jay S. Greenbaum, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) /S/   Jay S. Greenbaum   (Title) _President_____ (Date) May 5, 2002

(Signature) /S/   Jeffrey H. Mackay   (Title) _Secretary/Treasurer_____ (Date) May 5, 2002